Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:

    Goldbelt graduates to Tier 1 listing

    TORONTO, Sept. 18 /CNW/ - Goldbelt Resources Ltd. (TSXV: GLD) is pleased to announce that it has met the requirements of the TSX Venture Exchange
Policy 2.5, and accordingly the Company's tier classification has changed from
Tier 2 to Tier 1, effective at market open on Monday September 18, 2006. Tier
1 classification is reserved for TSX Venture issuers with advanced projects and Goldbelt will benefit from improved service standards and decreased filing requirements.

    Goldbelt Resources is a Canadian junior mining company focused on exploring and developing known gold prospects in West Africa. Goldbelt currently controls over 4,600km2 of land in Burkina Faso, and is working on bringing the Inata Project into production by year end, 2007.

    GOLDBELT RESOURCES LTD.

    Per: "Collin Ellison"
    Collin Ellison, President and CEO

    The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Certain statements contained in this disclosure document constitute forward-
    looking statements which are not historical facts and are made pursuant to the "safe harbor" provisions under the United States Private
    Securities Litigation Reform Act of 1995. When used in this document, words like "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements.

    Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions;
    the possibility of environmental issues at the Company's projects; the possibility of cost overruns or unanticipated expenses in work programs;
    the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties.

    The United States Securities and Exchange Commission permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this disclosure document such as resources that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.
    Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management or its independent professional consultants on the date the statements are made. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.

    %CIK: 0001013785

    /For further information: please visit the Company's website
www.goldbeltresources.com or contact Laura Sandilands, Investor Relations or
Collin Ellison, President and CEO, at (416) 364-0557, or by email
lsandilands(at)goldbeltresources.com/
    (GLDRF.OB GLD.)

CO:  Goldbelt Resources Ltd.

CNW 11:56e 18-SEP-06